Exhibit 99.1

REWALK ROBOTICS LTD.

Kochav Yokneam Building, Floor 6, Yokneam Ilit 20692, Israel

Tel: (+972-4) 959-0123

Dear Shareholder,

You are cordially invited to attend the 2015 annual meeting of shareholders (the “Meeting”) of ReWalk Robotics Ltd. to be held at 16:00 p.m. (Israel time) on Thursday, December 3, 2015, at the law offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, 36th floor, Tel Aviv, Israel.

The agenda for the Meeting is set forth in the accompanying Notice of 2015 Annual Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our board of directors recommends that you vote ‘‘FOR’’ all the proposals on the agenda.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy at your earliest convenience so that it will be received no later than 24 hours before the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the proxy card.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you should complete the voting instruction card that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.  You may also be able to provide such voting instructions via the Internet.

Thank you for your continued cooperation.

Very truly yours,

Jeff Dykan
Chairman of the Board of Directors

Yokneam Ilit, Israel

October 16, 2015

REWALK ROBOTICS LTD.

Kochav Yokneam Building, Floor 6, Yokneam Ilit 20692, Israel

Tel: (+972-4) 959-0123

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS

To the shareholders of ReWalk Robotics Ltd.:

Notice is hereby given that the 2015 annual meeting of shareholders (the “Meeting”) of ReWalk Robotics Ltd. (the “Company”) will be held at 16:00 p.m. (Israel time) on Thursday, December 3, 2015, at the law offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, 36th floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

1.	To reelect Mr. Jeff Dykan as a Class I director of the board of directors of the Company (the “Board”), to serve until the 2018 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

2.	To reelect Mr. Yasushi Ichiki as a Class I director of the Board, to serve until the 2018 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

3.	To approve an increase in the number of shares available for issuance under the Company’s 2014 Incentive Compensation Plan.

4.	To approve amendments to the Company’s Compensation Policy for directors and officers.

5.	To approve modifications in the terms of compensation of the Chief Executive Officer, and of the President and Chief Technology Officer of the Company, for 2015.

6.	To fix the terms of compensation of the Chief Executive Officer of the Company for 2016.

7.	To amend the Company’s Articles of Association to increase the quorum requirement for meetings of the Company’s shareholders from 25% to 33-1/3%.

8.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2015 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

9.	To report on the business of the Company for the year ended December 31, 2014 and review the 2014 financial statements.

10.	To act upon any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

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These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on October 26, 2015 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person you are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by us at least 24 hours before the Meeting or vote by telephone or over the Internet if your proxy card describes such voting methods. Your proxy may be revoked at any time before it is voted if you return a later-dated proxy card or if you vote your shares in person at the Meeting if you are the record holder of the shares and can provide a copy of a certificate(s) evidencing your shares. If your shares are held in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares on your behalf.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors,

Jeff Dykan
Chairman of the Board of Directors

Yokneam Ilit, Israel

October 16, 2015

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REWALK ROBOTICS LTD.

Kochav Yokneam Building, Floor 6, Yokneam Ilit 20692, Israel

Tel: (+972-4) 959-0123

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, par value NIS 0.01 each, in connection with the solicitation of proxies by our Board of Directors (the “Board”) for use at the 2015 annual meeting of shareholders (the “Meeting”) to be held on Thursday, December 3, 2015, at 16:00 (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders.

The agenda of the Meeting will be as follows:

1.	To reelect Mr. Jeff Dykan as a Class I director of the Board, to serve until the 2018 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

2.	To reelect Mr. Yasushi Ichiki as a Class I director of the Board, to serve until the 2018 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

3.	To approve an increase in the number of shares available for issuance under the Company’s 2014 Incentive Compensation Plan.

4.	To approve amendments to the Company’s Compensation Policy for our directors and officers.

5.	To approve modifications in the terms of compensation of the Chief Executive Officer, and of the President and Chief Technology Officer of the Company, for 2015.

6.	To fix the terms of compensation to the Chief Executive Officer of the Company for 2016.

7.	To amend the Company’s Articles of Association to increase the quorum requirement for meetings of the Company’s shareholders from 25% to 33-1/3%.

8.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2015 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

9.	To report on the business of the Company for the year ended December 31, 2014 and review the 2014 financial statements.

10.	To act upon any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

ABOUT THE MEETING

Q:	When and where is the Annual General Meeting of Shareholders being held?

A:	The Meeting will be held on Thursday, December 3, 2015, at 16:00 (Israel time), at the law offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, 36th floor, Tel Aviv, Israel.

Q:	Who can attend the Meeting?

A:	Any shareholder may attend. Current proof of ownership of ReWalk’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Meeting.

Q:	Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on the Record Date are entitled to vote at the Meeting.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

HOW TO VOTE YOUR SHARES

Q:	How do I vote?

A:	You may vote by mail. You can do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board.

You may vote in person. Ballots will be passed out at the Meeting to anyone who wants to vote at the Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Meeting. However, if your shares are held in “street name” (that is, though a bank, broker or other nominee), you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) and vote.

“Street name” holders may also vote by phone or through an Internet website. If you hold your shares in “street name” (e.g., through a broker, bank or other nominee), then you received this Proxy Statement from the nominee, along with the nominee’s proxy card, which includes voting instructions (including voting by phone or through an Internet website) and instructions on how to change your vote and the voting process will be based on your instructions to the bank, broker or other nominee on how to vote the ordinary shares.  Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting.

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Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:	Many ReWalk shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this Proxy Statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to ReWalk or to vote in person at the Meeting.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee which is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Meeting. You also may attend the Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 8 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion on non-routine matters, including among other things, with respect to the election of directors or any matter that relates to executive compensation. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for purposes of voting on the proposals.  It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

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Q:	Does ReWalk recommend I vote in advance of the Meeting?

A:	Yes. Even if you plan to attend the Meeting, we recommend that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Q:	If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of ReWalk, delivered to ReWalk’s address above;

•	granting a new proxy card or new voting instruction card bearing a later date; or

•	attending the Meeting and voting in person (attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:	How are my votes cast when I submit a proxy vote?

A:	When you submit a proxy vote, you appoint Jeff Dykan, Larry Jasinski, Kevin Hershberger and Ami Kraft, or any of them, as your representative(s) at the Meeting. Your shares will be voted at the Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 16:00 (Israel time), on Wednesday, December 2, 2015, which is 24 hours prior to the Meeting) and not revoked prior to the Meeting, or which is presented to the chairperson at the Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE MEETING

Q:	What constitutes a quorum?

A:	To conduct business at the Meeting, two or more shareholders must be present, in person or by proxy, representing at least 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum must be present.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non-votes will be counted as present in determining if a quorum is present.

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Q:	What happens if a quorum is not present?

A:	If a quorum is not present, the Meeting will be adjourned to the same day at the same time the following week, or to such day and at such time and place as the Chairman of the meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment.

Q:	How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. ReWalk’s Articles of Association do not provide for cumulative voting.

Each of the proposed resolutions requires the affirmative vote of a simple majority of our ordinary shares voted in person or by proxy at the Meeting on the proposal. In addition, each of the proposed resolutions under Proposals 4, 5 and 6 requires either a separate majority that excludes the votes of certain shareholders (for example, in certain cases controlling shareholders and shareholders who have a personal interest in the approval of the resolution), or that the total number of shares voted against the proposal by shareholders (other than the shareholders who are excluded in the calculation of the separate majority) does not exceed 2% of our outstanding voting power. The approval requirements for each proposed resolution are specified under the relevant proposal; the term “controlling shareholder” is defined under Proposals 4, 5 and 6, and the term “personal interest” is defined under Proposal 4.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter. Broker non-votes will not be counted as present and are not entitled to vote on any proposed resolution.

Q:	How will my shares be voted if I do not provide instructions on the proxy card?

A:	If you are the record holder of your shares and do not specify on your proxy card how you want to vote your shares, your shares will be voted in favor of the proposals in accordance with the recommendation of the Board:

1.	“FOR” the reelection of Mr. Jeff Dykan as a Class I director of the Board, to serve until the 2018 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

2.	“FOR” the reelection of Mr. Yasushi Ichiki as a Class I director of the Board, to serve until the 2018 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

3.	“FOR” the approval of an increase in the number of options available for issuance under the Company’s 2014 Incentive Compensation Plan.

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4.	“FOR” the approval of the amendments to the Company’s Compensation Policy for our directors and officers.

5.	(a) “FOR” the approval of a modification in the terms of compensation of Larry Jasinski, our Chief Executive Officer, for 2015.

(b)	“FOR” the approval of a modification in the terms of compensation of Dr. Amit Goffer, our President and Chief Technology Officer, for 2015.

6.	“FOR” the approval of the terms of compensation of Larry Jasinski, our Chief Executive Officer, for 2016.

7.	“FOR” the approval of an amendment to the Company’s Articles of Association to increase the quorum requirement for meetings of the Company’s shareholders from 25% to 33-1/3%.

8.	“FOR” the approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as ReWalk’s independent registered public accounting firm for the year ending December 31, 2015 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

9.	In accordance with the best judgment of the named proxies on any other matters properly brought before the annual meeting and any postponement(s) or adjournment(s) thereof.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Meeting, but will not be considered as present and entitled to vote on any matter to be considered at the Meeting. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Meeting?

A:	We plan to announce preliminary voting results at the Meeting. The final voting results will be reported following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

SOLICITATION OF PROXIES

Q:	Who will bear the costs of solicitation of proxies for the Meeting?

A:	ReWalk will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of ReWalk may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by ReWalk for their reasonable out-of-pocket expenses. ReWalk may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by us.

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POSITION STATEMENTS

Q:	Can a shareholder express an opinion on a proposal prior to the Meeting?

A:	In accordance with the Israeli Companies Law and regulations promulgated thereunder, any ReWalk shareholder may submit a position statement on its behalf, expressing its position on an agenda item for the Meeting, to Kochav Yokneam Building, Floor 6, P.O.B. 161, Yokneam Ilit 20692, Israel, Attention: Chief Executive Officer, or by facsimile to +972-4-9590125, no later than November 5, 2015. Position statements must be in English and otherwise must comply with applicable law. Any valid position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investors” portion of our Company’s website, www.rewalk.com. The contents of that website are not a part of this Proxy Statement.

OUTSTANDING SHARES AND VOTING RIGHTS

We had, as of October 15, 2015, 12,152,644 shares outstanding. Only shareholders of record at the close of business on October 26, 2015 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. The voting rights of all shareholders are the same. Each share is entitled to one vote upon each matter to be presented at the Meeting.

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BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of October 15, 2015, concerning the number of ordinary shares beneficially owned, directly or indirectly, by: (i) each person or entity known to us to beneficially own 5% or more of our outstanding shares; and (ii) by all of our current directors and officers as a group; all percentage information is based on 12,152,644 shares outstanding as of October 15, 2015:

Name	Number of Shares	Percentage of Shares
Entities affiliated with SCP Vitalife Partners(1)	1,953,984	16.0
Yaskawa Electric Corporation(2)	1,561,968	12.9
Israel Healthcare Ventures 2 L.P.(3)	1,445,886	11.8
Entities affiliated with Pontifax(4)	841,504	6.9
All of our officers and directors as a group (5)	2,988,189	23.5

Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of October 15, 2015, are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on our filings with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by our directors and officers may include shares owned by their respective family members.

(1)	Consists of 1,326,518 ordinary shares and warrants to purchase 22,374 ordinary shares held by SCP Vitalife Partners II L.P. (“SCP Vitalife Partners II”), 443,056 ordinary shares and warrants to purchase 7,488 ordinary shares held by SCP Vitalife Partners (Israel) II L.P. (“SCP Vitalife Partners Israel II”), 69,228 ordinary shares held by Vitalife Partners (Overseas) L.P. (“Vitalife Partners Overseas”), 22,896 ordinary shares held by Vitalife Partners (Israel) L.P. (“Vitalife Partners Israel”), 23,148 ordinary shares held by Vitalife Partners (D.C.M) L.P. (“Vitalife Partners DCM”) and 39,276 ordinary shares currently held by the Office of the Chief Scientist, or OCS, that Vitalife Partners Overseas, Vitalife Partners Israel and Vitalife Partners DCM have the right to acquire from OCS. SCP Vitalife II Associates, L.P. (“SCP Vitalife Associates”) is the general partner of the foregoing entities and SCP Vitalife II GP, Ltd. (“SCP Vitalife GP”) is the general partner of SCP Vitalife Associates. Winston J. Churchill, Jeff Dykan, Abraham Ludomirski, and Wayne B. Weisman are the directors of SCP Vitalife GP and, as such, share voting and dispositive power over the shares held by the foregoing entities. The principal business address of SCP Vitalife Partners II, SCP Vitalife Associates, SCP Vitalife GP, and Messrs. Churchill and Weisman is 1200 Liberty Ridge Drive, Suite 300, Wayne, Pennsylvania 19087. The principal business address of SCP Vitalife Partners Israel II, Vitalife Partners Israel, Vitalife Partners Overseas, Vitalife Partners DCM, Mr. Dykan and Dr. Ludomirski is 32B Habarzel Street, Ramat Hachayal, Tel Aviv 69710, Israel.

(2)	Based on Schedule 13G filed with the SEC on February 24, 2015, Yaskawa Electric Corporation is a widely-held Japanese corporation the securities of which are listed on the Tokyo Stock Exchange. Its address is 2-1 Kurosakishiroishi, Yahatanishi-ku, Kitakyushu 806-0004, Japan.

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(3)	Consists of 1,322,154 ordinary shares and warrants to purchase 123,732 ordinary shares held by Israel Healthcare Ventures 2 L.P. (“IHCV”). IHCV2 General Partner Limited, a company incorporated under the laws of the Island of Guernsey, is the sole general partner of IHCV, and has voting control and investment power over the shares held by IHCV, but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. IHCV2 General Partner Limited has authorized Mr. Gordon Snelling and/or Mrs. P.M. Witford to exercise its voting and dispositive rights. The shareholder’s address is Level Four North, Town Mills Trinity Square, St. Peter Port, GY1 3HN, Island of Guernsey.

(4)	Based on information reported to the Company by the Pontifax entities, consists of 411,689 ordinary shares held by Pontifax (Cayman) II, L.P., 309,551 ordinary shares held by Pontifax (Israel) II, L.P., and 120,264 ordinary shares held by Pontifax (Israel) II—Individual Investors, L.P. Pontifax Management II L.P. (“Pontifax Management”) is the general partner of the foregoing entities, and Pontifax Management 2 G.P. (2007) Ltd. (“Pontifax Management GP”) is the general partner of Pontifax Management. Mr. Tomer Kariv and Mr. Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the shares held by these entities. The principal business address of the Pontifax affiliates is 14 Shenkar Street, Herzliya 46140, Israel.

(5)	Consists of (i) 2,419,116 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 539,211 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors which will have vested within 60 days of October 15, 2015; and (iii) warrants to purchase 29,862 ordinary shares directly or beneficially owned by the Company’s directors and executive officers.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2014 by our five most highly-compensated executive officers, see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the SEC on February 27, 2015, a copy of which is available on our website at www.rewalk.com.

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CORPORATE GOVERNANCE

Following the Meeting, assuming the reelection of Mr. Jeff Dykan and Mr. Yasushi Ichiki as Class I directors under Proposals 1 and 2, our Board will consist of eight directors. Our Articles of Association provide that our Board may consist of no less than five and up to thirteen directors.

Under our Articles of Association, our directors (other than our External Directors) are divided into three classes. Class I currently consists of two directors, Class II currently consists of two directors and Class III currently consists of two directors. At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires.

The term of our Class I Directors, Mr. Jeff Dykan and Mr. Yasushi Ichiki, expires at the Meeting. Our Class II directors, Mr. Larry Jasinski and Ms. Deborah DiSanzo, will hold office until the annual meeting of our shareholders in 2016. Our Class III directors, Mr. Wayne B. Weisman and Mr. Arik Dan, will hold office until the annual meeting of our shareholders in 2017. In addition, following the Meeting, we will have two External Directors who serve on the Board for fixed three-year periods in accordance with the Israeli Companies Law. These two External Directors have each been determined by our Board to meet the independence requirements of the applicable Nasdaq Marketplace Rules.

Biographical information concerning Mr. Jeff Dykan and Mr. Yasushi Ichiki, the nominees for reelection as Class I directors, is presented below.

Nominees for Reelection to the Board as Class I Directors to Serve Until the 2018 Annual General Meeting of Shareholders

Jeff Dykan has served on our Board since 2006 and has been the Chairman of our Board since 2009. He was appointed by our shareholder SCP Vitalife. Mr. Dykan has been a director of the corporate general partner of the common general partner of Vitalife and its successor fund, SCP Vitalife, an Israeli venture capital fund, since 2002 and 2007, respectively. Prior to joining Vitalife, from 2001 to 2002, Mr. Dykan was the Chairman and Chief Executive Officer of BitBand Inc. Mr. Dykan is a member of the American Institute of CPAs and holds a B.Sc. in accounting and management and an MBA in computer applications, both from New York University.

Yasushi Ichiki has served on our Board since 2014. He was appointed by our shareholder Yaskawa. Mr. Ichiki has been the Manager of the Corporate Planning Group, Corporate Planning Division, of Yaskawa Electric Corporation since May 2014. Previously, from February 2010 to April 2014, he served as the General Manager of Corporate Planning, Robotics Division of Yaskawa Europe GmbH. Mr. Ichiki holds a B.A. from Yamaguchi University, Japan.

Director Independence

Under the listing standards of The Nasdaq Stock Market, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our Board will consist of eight members, seven of whom will be independent under the listing standards of The Nasdaq Stock Market. Specifically, our Board has determined that all of our directors other than Larry Jasinski, our Chief Executive Officer, meet the independence standards of the listing standards of The Nasdaq Stock Market. In reaching that conclusion, our Board has determined that none of these directors or nominees has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Other than Larry Jasinski, our Chief Executive Officer, none of our directors (including the candidates for election to our Board at the Meeting) is a member of our executive team.

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MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

REELECTION OF CLASS I DIRECTOR

Background

Mr. Jeff Dykan is a nominee for reelection by the shareholders at the Meeting. If reelected at the Meeting, he will serve until the 2018 annual meeting of our shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israeli Companies Law. Mr. Dykan has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Jeff Dykan, the nominee for re-election as a Class I director, is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“1. RESOLVED, that Mr. Jeff Dykan be reelected as a Class I director, to serve until the 2018 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

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PROPOSAL 2

REELECTION OF CLASS I DIRECTOR

Background

Mr. Yasushi Ichiki is a nominee for election by the shareholders at the Meeting. If reelected at the Meeting, he will serve until the 2018 annual meeting of our shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israeli Companies Law. Mr. Ichiki has advised the Company that he is willing to serve as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Yasushi Ichiki, the nominee for reelection as a Class I director, is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“2. RESOLVED, that Mr. Yasushi Ichiki be reelected as a Class I director, to serve until the 2018 annual meeting of shareholders and until his successor has been elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

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PROPOSAL 3

APPROVAL OF AN INCREASE IN THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE COMPANY’S 2014 INCENTIVE COMPENSATION PLAN

Background

On August 19, 2014, we adopted our 2014 Incentive Compensation Plan, or the 2014 Plan. The 2014 Plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, cash-based awards, other stock-based awards and dividend equivalents to our Company’s and our affiliates’ respective employees, non-employee directors and consultants. The reserved pool of shares under the 2014 Plan is the sum of (i) 281,106 shares; plus (ii) on January 1 of each calendar year during the term of the 2014 Plan (commencing January 1, 2015), a number of shares equal to the lesser of: (x) 972,000, (y) 4% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, and (z) an amount determined by our board of directors; plus (iii) the number of shares available for issuance under the our 2012 Equity Incentive Plan, the 2012 Israeli Sub Plan and the 2006 Stock Option Plan (collectively, the “Prior Plans”) as of the effective date of the 2014 Plan (in an amount not to exceed 128,106 shares). From and after the effective date of the 2014 Plan, no further grants or awards shall be made under the Prior Plans. Generally, shares that are forfeited, cancelled, terminated or expire unexercised, settled in cash in lieu of issuance of shares shall be available for issuance under new awards. In addition, any shares tendered or withheld to pay the exercise price, purchase price of an award, or any withholding taxes will generally be available for issuance under new awards. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2014 Plan. As of October 15, 2015, options to purchase 29,523ordinary shares were outstanding under the 2014 Plan.

On October 15, 2015, our Board approved an increase to the reserved pool of shares under the 2014 Plan of 600,000 ordinary shares, such that the reserved pool of shares following such increase (assuming its approval at the Meeting, and assuming no grants between October 15, 2015 and the date of the Annual Meeting) shall consist of 629,523ordinary shares.

By increasing the aggregate number of shares authorized for issuance under the 2014 Plan, we believe we will have the flexibility to continue to provide equity incentives in amounts determined appropriate by the Compensation Committee, our Board and our management. If this Proposal 3 is not approved by our shareholders, we anticipate that we will not have sufficient shares available to fund awards under the 2014 Plan in a manner that will enable us to compensate our directors and officers at market-competitive rates.

As a foreign private issuer, to date we have followed our home country practices with respect to not seeking shareholder approval to increase the number of shares available for grant under our equity incentive plans. Nevertheless, we have decided to submit the proposed increase to our shareholders for approval at the Meeting.

Proposed Resolution

You are requested to adopt the following resolution:

“3. RESOLVED, to approve an increase to the reserved pool of shares under the 2014 Incentive Compensation Plan of 600,000 ordinary shares.”

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Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

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PROPOSAL 4

APPROVAL OF AMENDMENTS TO THE COMPENSATION POLICY

FOR OUR DIRECTORS AND OFFICERS

Background

On December 15, 2014, the Company’s shareholders approved our Compensation Policy for the Company’s directors and officers in accordance with the requirements of the Israeli Companies Law. Recently, our Compensation Committee and Board approved, subject to shareholder approval, several modifications to the Compensation Policy, effective January 1, 2016. The following are the proposed modifications:

•	simplify the criteria for the determination of cash bonuses for the Chief Executive Officer, as follows: cash bonuses will be determined based on six categories of metrics, including revenue, product development, reimbursement, quality, cash usage, and individual performance, each weighed at 25%, 20%, 15%, 10%, 10%, and 20%, respectively.
•	increase the termination benefits of officers from 6 months to up to 12 months, whether or not following a change in control, in order to more closely align with typical market practices
•	reduce the vesting schedule for directors’ annual equity grants from 3 years to 1 year, in accordance with typical market practices

Below are the specific sections of the Compensation Policy for the Company’s directors and officers that we propose to amend, marked to show the proposed changes:

Sections 6.1, 6.3 and 6.4 – Retirement and termination of service arrangements

The retirement and/or termination benefits may include the following benefits:

6.1	Advance notice - advance notice upon termination of employment for a certain period of time, which in any case will not exceed a term of ~~6~~12 months. During such period of time, the Executive Officer may be required to continue his employment with ReWalk.

…

6.3	Transition period - Executive Officers may receive up to ~~6~~12 months of base salary and benefits (i.e., excluding cash bonuses and Equity-based Awards as defined herein), taking into account the period of service or employment of the Executive Officer, his/her service and employment conditions in the course of such period, ReWalk's performance during such period, the contribution of the Executive Officer to the achievement of ReWalk's targets and profits and the circumstances of the termination of employment.

6.4	Health insurance for US or other Executive Officers - payment for up to ~~6~~12 months of post-termination health insurance upon termination of employment.

Section 7.1.1 – Bonus Metrics – Chief Executive Officer

7.1 CEO

7.1.1 ~~80% of~~ The cash bonus will be based on the following measurable financial results and business objectives of ReWalk: revenue, reimbursement and cash usage ~~such as profit, revenue, asset ratio, etc.,~~ as compared to ReWalks's budget and work plan for the relevant year (the "Financial Objectives"), and product development and quality objectives as determined by the Board on an annual basis (the “Business Objectives”), with the following weight assigned to each of these factors: revenue 25%, product development 20%, reimbursement 15%, quality 10%, cash usage 10%~~, as well as other business objectives (e.g. R&D milestones, quality objectives, etc)~~.

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Section 11 – Compensation of members of ReWalk's Board

11.1	Compensation of non-executive directors

The non-executive members of ReWalk's Board may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

In addition, the non-executive members of ReWalk's Board may be eligible to participate in ReWalk’s equity plans. Such Equity-based Awards will not exceed in value (based on accepted valuation methods), on the date of grant, $500,000, per vesting annum (calculated on a linear basis). Equity-based awards will vest over a period of not less than ~~2~~1 year~~s~~. The provisions of Section 8.2 above regarding acceleration of vesting will apply, mutatis mutandis, to Equity-based Awards granted to non-executive members of ReWalk's Board.

These changes were approved primarily as a result of the development of the Company’s business and our Compensation Committee’s additional analysis, together with compensation consultants, since we first introduced our Compensation Policy in December 2014. Other than the proposed changes, our Compensation Committee and Board did not identify any other necessary modifications to our Compensation Policy.

Proposed Resolution

You are requested to adopt the following resolution:

“4. RESOLVED, that the Compensation Policy for the Company’s Directors and Officers shall be amended in the manner set forth in the Proxy Statement.”

Vote Required

Pursuant to the Israeli Companies Law, the approval of the amendments to the Compensation Policy requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, and further requires that either (i) a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the election of the Compensation Policy or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the Compensation Policy does not exceed 2% of our outstanding voting power.

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Under the Israeli Companies Law:

•	a “controlling shareholder” for purposes of this proposal is any shareholder who has the ability to direct the Company’s actions, including any shareholder holding 50% or more of the voting rights in the Company. To the knowledge of ReWalk, there is no shareholder who is a controlling shareholder.
•	a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Shares. The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you believe that you do have a personal interest, please contact our Chief Executive Officer to declare such interest by facsimile no. (+972-4) 959-0125 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

According to the Israeli Companies Law, even if the shareholders do not approve the amended and restated Compensation Policy, the Compensation Committee and the Board may thereafter approve the proposal, provided that they have determined, based on detailed reasoning and a re-evaluation of the Compensation Policy, that the Compensation Policy is in the best interests of ReWalk despite the opposition of the shareholders.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

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PROPOSAL 5

APPROVAL OF MODIFICATIONS IN THE TERMS OF COMPENSATION TO LARRY JASINSKI, OUR CHIEF EXECUTIVE OFFICER AND DR. AMIT GOFFER, OUR PRESIDENT AND CHIEF TECHNOLOGY OFFICER FOR 2015

Background

At the Meeting, you will be asked to approve the modification of the fixed and variable compensation provided to each of our Chief Executive Officer and President and Chief Technology Officer for their service during 2015.

With respect to our Chief Executive Officer, Larry Jasinski, we are proposing to:

(i)	increase his base annual compensation by $20,000, to $360,000, effective retroactively to January 1, 2015. This increase is designed to bring Mr. Jasinski’s compensation in line with market practice, as recommended by the Company’s independent executive compensation consultant and approved by our Compensation Committee and by our Board.

(ii)	subject to the approval of Proposal 3 above, approve the grant of 130,000 stock options with an exercise price equal to the closing sale price of the Company’s ordinary shares as quoted on NASDAQ on the date of the grant of the options. The options will be exercisable for a period of 10 years from the date of grant, unless terminated earlier pursuant to the 2014 Plan, with 25% of the options to vest on the first anniversary of the grant and 6.25% of the options to vest and become exercisable at the end of each quarter thereafter.

Notwithstanding Section (ii) above, the following additional vesting terms will apply under the following circumstances: (A) 100% of the then unvested shares subject to the options shall be automatically vested upon the occurrence of an “Exit Event” (as defined below) and the termination of the Chief Executive Officer’s employment within 12 months following such Exit Event by ReWalk Robotics, Inc or its successor (the “US Subsidiary”), other than a termination for cause as defined in the Chief Executive Officer’s employment agreement in effect as of the date hereof (the “Employment Agreement”); or (B) upon a termination of the Chief Executive Officer’s employment by the US Subsidiary without cause (as defined in the Employment Agreement) or by the Chief Executive Officer for Good Reason (as defined in the Employment Agreement) prior to an Exit Event, any unvested portion of the Options which would have vested during the 6 months following such termination had the Chief Executive Officer remained employed by the US Subsidiary over such period will automatically be vested.

“Exit Event” means (i) a sale of all or substantially all of the assets of the Company, (ii) a sale (including an exchange) of all or substantially all of the shares of the Company, (iii) a merger, acquisition, consolidation or amalgamation in which the Company is not the surviving corporation, (iv) a reverse merger in which the Company is the surviving corporation but the shares of the Company outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities and/or cash or otherwise (v) a scheme of arrangement for the purpose of effecting such sale, merger, acquisition, consolidation or amalgamation, (vi) such other transaction that is determined by the Board to be a transaction having a similar effect.

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With respect to our President and Chief Technology Officer, Dr. Amit Goffer, we are proposing to increase his base annual compensation by NIS 37,100, to NIS 667,100, effective retroactively to January 1, 2015 and through the effective date of his retirement from the Company. Dr. Amit Goffer announced his retirement from the Company on August 24, 2015, effective as of November 18, 2015. The proposed modification to Dr. Amit Goffer’s compensation was discussed and approved in principle by our Compensation Committee and by our Board several months prior to the announcement of Dr. Goffer’s retirement, and the Compensation Committee recently recommended, and the Board approved, that such modification should be made notwithstanding Dr. Goffer’s retirement, in light of Dr. Goffer’s long-time service and commitment to our Company.

Under the Israeli Companies Law, the compensation of officer holders who are directors and of our Chief Executive Officer requires the approval of the Compensation Committee, Board and shareholders, in that order. The Compensation Committee recommended, and the Board approved, the increased compensation for each of our Chief Executive Officer and President and Chief Technology Officer, and determined that such modifications are consistent with the Compensation Policy.

Proposed Resolution

You are requested to adopt the following resolutions:

“5(a). RESOLVED, to approve the modification to the compensation provided to the Company’s Chief Executive Officer for 2015 as specified in the Proxy Statement.”

“5(b). RESOLVED, to approve the modification to the compensation provided to the Company’s President and Chief Technology Officer for 2015 as specified in the Proxy Statement.”

Vote Required

The approval of the modified compensation, as set forth above, to our President and Chief Technology Officer requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

The approval of the modified compensation, as set forth above, to our Chief Executive Officer requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter and further requires that either (i) a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the grant of options or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the grant of options does not exceed 2% of our outstanding voting power.

We are presenting the proposed modification to the compensation of each of our Chief Executive Officer and President and Chief Technology Officer as a separate sub-proposal, and shareholders can vote separately on the proposed grants to each of the above.

Under the Israeli Companies Law, a “controlling shareholder” for this purpose is any shareholder who has the ability to direct ReWalk’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in ReWalk. To the knowledge of ReWalk, there is no shareholder who is a controlling shareholder. The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Israeli Companies Law and related voting procedures, please see Proposal 4 above, under the caption “Vote Required.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTIONS.

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PROPOSAL 6

APPROVAL OF THE TERMS OF COMPENSATION TO LARRY JASINSKI,

OUR CHIEF EXECUTIVE OFFICER, FOR 2016

Background

At the Meeting, you will be asked to approve the following fixed and variable compensation to our Chief Executive Officer for 2016 as follows:

(i)	Base annual compensation in the amount of $360,000 (the same amount for which we are seeking approval for 2015 in Proposal 5(a) above), and
(ii)	To increase the cash bonus our Chief Executive Officer may become entitled to for 2016 from 35% of his base annual compensation to 60% of his base annual compensation, for meeting 100% of the plan objectives set by the Board of Directors, with appropriate adjustment for performance that is below or above plan in accordance with the Compensation Policy.

This increase is designed to bring Mr. Jasinski’s compensation in line with market practice, as recommended by the Company’s independent executive compensation consultant and approved by our Compensation Committee and by our Board.

Under the Israeli Companies Law, the compensation of our Chief Executive Officer requires the approval of the Compensation Committee, Board and shareholders, in that order. The Compensation Committee recommended, and the Board approved, the proposed compensation for 2016 for our Chief Executive Officer and determined that such compensation is consistent with the Compensation Policy.

Proposed Resolution

You are requested to adopt the following resolution:

“6. RESOLVED, to approve the compensation for the Company’s Chief Executive Officer for 2016 as specified in the Proxy Statement.”

Vote Required

The approval of the compensation, as set forth above, to our Chief Executive Officer requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter and further requires that either (i) a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the grant of options or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the grant of options does not exceed 2% of our outstanding voting power.

Under the Israeli Companies Law, a “controlling shareholder” for this purpose is any shareholder who has the ability to direct ReWalk’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in ReWalk. To the knowledge of ReWalk, there is no shareholder who is a controlling shareholder. The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Israeli Companies Law and related voting procedures, please see Proposal 4 above, under the caption “Vote Required.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

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PROPOSAL 7

APPROVAL OF AN AMENDMENT TO

THE COMPANY’S ARTICLES OF ASSOCIATION

Background

Article 23 of our Second Amended and Restated Articles of Association (our “Articles of Association”) currently provides that, in general, two or more holders of ordinary shares, present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power of the Company shall constitute a quorum at shareholder meetings. Article 23 further provides that if a quorum is not present at a shareholder meeting, the meeting will be deferred, and at the deferred meeting any two holders of Ordinary Shares present in person or by proxy shall constitute a quorum.

Pursuant to Rule 5620(c) of the Nasdaq Marketplace Rules, the minimum quorum requirement for a meeting of shareholders is 33-1/3% of the outstanding ordinary shares. We are currently a foreign private issuer and therefore we are permitted to follow our home country rules in lieu of Nasdaq corporate governance practices. Article 23 of our Articles of Association follows our home country rules and therefore does not comply with Rule 5620(c) of the Nasdaq Marketplace Rules. We have determined that we will no longer be a foreign private issuer as of January 1, 2016 and, accordingly, we will be required to comply with all of the Nasdaq Marketplace Rules.

We are proposing to amend Article 23 of our Articles of Association to conform to the requirements of Rule 5620(c) of the Nasdaq Marketplace Rules. Set forth below is Article 23 of our Articles of Association as proposed to be amended:

23. Quorum

Two or more holders of ordinary shares (not in default in payment of any sum referred to in Article 12(a) hereof), present in person or by proxy and holding shares conferring in the aggregate at least thirty-three-and-one-third percent (33-1/3%) of the voting power of the Company shall constitute a quorum at General Meetings. No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

In order to facilitate your review of the proposed change, set forth below is the current Article 23 of our Articles of Association, marked to show the proposed changes:

23. Quorum

~~(a)~~ Two or more holders of ordinary shares (not in default in payment of any sum referred to in Article 12(a) hereof), present in person or by proxy and holding shares conferring in the aggregate at least ~~twenty-five~~thirty-three-and-one-third percent (~~25%~~33-1/3%) of the voting power of the Company shall constitute a quorum at General Meetings. ~~Except as set forth in this Article 23,~~ nNo business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

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~~(b) If within an hour from the time set for the meeting a quorum is not present, in person or by proxy, the meeting shall stand adjourned to the same day in the next week, at the same time and place, or, if not set forth in the notice of the meeting, to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if a quorum is not present, in person or by proxy, within a half hour from the time set, any two holders of ordinary shares (not in default as aforesaid) present in person or by proxy shall constitute a quorum. Notwithstanding anything in this Article 23 to the contrary, if the meeting was convened upon requisition pursuant to Section 63 or 64 of the Companies Law, the quorum requirement at any adjournment thereof shall be governed by the provisions of the Companies Law.~~

Proposed Resolution

You are requested to adopt the following resolution:

“7. RESOLVED, to amend Article 23 of the Company’s Articles of Association by replacing such article in its entirety with the following:

23. Quorum

Two or more holders of ordinary shares (not in default in payment of any sum referred to in Article 12(a) hereof), present in person or by proxy and holding shares conferring in the aggregate at least thirty-three-and-one-third percent (33-1/3%) of the voting power of the Company shall constitute a quorum at General Meetings. No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

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PROPOSAL 8

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the year ended December 31, 2014. At the Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2015 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by the applicable independent registered public accounting firm serving in each such year.

	Year ended December, 31,
	2013	2014
	(in thousands)
Audit Fees(1)	$10	$360
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	10
All Other Fees(4)	-	-
Total	$10	$370

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2013 and 2014, the filing of our Form F-1, fees related to public offering, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

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Proposed Resolution

You are requested to adopt the following resolution:

“8. RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2015 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

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REVIEW OF THE COMPANY’S FINANCIAL STATEMENTS FOR 2014

At the Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2014. This item does not require a vote of the Company’s shareholders.

PROPOSALS OF SHAREHOLDERS

Any shareholder of ReWalk who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who hold at least 1% of ReWalk’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Executive Officer at the following address: Kochav Yokneam Building, Floor 6, P.O.B. 161, Yokneam Ilit 20692, Israel, Attention: Chief Executive Officer. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Executive Officer must receive the written proposal no later than October 23, 2015 and such proposal should be made in the manner set forth in Article 22(c) of our Articles of Association and in accordance with the provisions of the Israeli Companies Law. If our Board determines that a shareholder proposal is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than October 30, 2015 by way of issuing a press release and furnishing a Current Report on Form 6-K to the SEC.

SHAREHOLDER PROPOSALS FOR ANNUAL GENERAL MEETING IN 2016

Any shareholder of ReWalk who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who hold at least 1% of ReWalk’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, our 2016 Annual General Meeting (the “2016 AGM”) by submitting their proposals in writing to our Chief Executive Officer at the following address: Kochav Yokneam Building, Floor 6, P.O.B. 161, Yokneam Ilit 20692, Israel, Attention: Chief Executive Officer.

For a shareholder proposal to be considered for inclusion in the 2016 AGM, our Chief Executive Officer must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Meeting, i.e., no later than September 4, 2016; provided that if the date of the 2016 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after the anniversary of the Meeting, our Chief Executive Officer must receive the written proposal by no later than the first to occur of (i) the 7th calendar day following the day on which we call and provide notice of the 2016 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made.

A shareholder proposal should be made in the manner set forth in Article 22(c) of our Articles of Association and in accordance with the provisions of the Israeli Companies Law.

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For the sake of clarity, the information set forth in this section is, and should be construed, as a "preannouncement notice" of the 2016 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the attached form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

Your prompt action is required to vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign a form of proxy and return it to us, so that it is received at our offices no later than 16:00 (Israel time) on December 2, 2015.

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Additional Information

ReWalk’s Annual Report, filed on Form 20-F with the SEC on February 27, 2015, is available for viewing and downloading on the website of the SEC at www.sec.gov.

ReWalk is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. ReWalk fulfills these requirements by filing reports with the SEC. ReWalk’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. ReWalk’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, ReWalk is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that ReWalk is subject to those proxy rules.

By Order of the Board of Directors,

Mr. Jeff Dykan
Chairman of the Board of Directors

October 16, 2015

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